-FOR IMMEDIATE RELEASE-

ELRON COMMENCES PARTIAL TENDER OFFER FOR CASH FOR
STARLING ADVANCED COMMUNICATIONS CONVERTIBLE
DEBENTURES

Tel Aviv, October 12, 2008 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today further to its announcement on September 28, 2008 that it is commencing today a cash tender offer to purchase up to 10,139,455 convertible debentures (series A) (the "Debentures") of Starling Advanced Communication Ltd. ("Starling", TASE: STLG) that are not currently owned by Elron or its controlling shareholders, their relatives and affiliates. Starling is held approximately 68% directly and indirectly by Elron and RDC –Rafael Development Corporation Ltd.

The price to be paid per Debenture is New Israeli Shekels (“NIS”) 0.90 (approximately $0.25), net to the seller in cash, less any required withholding taxes and without interest. The par value of each Debenture is NIS 1 (approximately $0.28) .

If the tender offer is completed, the total consideration made by Elron will aggregate to approximately NIS 9.1 million (approximately $2.6 million). If more than the maximum number of Debentures offered to be purchased in the tender offer is tendered, Elron will purchase Debentures on a pro rata basis. Elron currently beneficially owns 16,314,123 Starling Debentures out of a total of 42,364,000 outstanding Starling Debentures.

The period of the tender offer is scheduled to expire at 14:00 p.m., Israel time, on October 27, 2008, unless the tender offer period is extended by Elron. The complete terms and conditions of the tender offer are contained in the Offer to Purchase filed today with the Israeli Securities Authority (ISA).

THIS ANNOUNCEMENT IS NOT AN OFFER TO PURCHASE DEBENTURES IN THE UNITED STATES OR ANY JURISDICTION, OTHER THAN IN THE STATE OF ISRAEL. THE TENDER OFFER WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider)

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556   www.elron.com